

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 5, 2008

via U.S. mail and facsimile to (419) 730-6068

Mr. Dean E. Sukowatey
President and Acting Chief Financial Officer
ALL Fuels & Energy Company
6165 N.W. 86th Street
Johnston, IA 50131

> **RE:** **ALL Fuels & Energy Company**
> **Form 10-KSB/A for the fiscal year ended December 31, 2006**
> **Filed May 7, 2007**
>
> **Form 10-QSB for the quarter ended June 30, 2007**
> **File No. 0-29417**

Dear Mr. Sukowatey:

We have reviewed your response letter dated February 12, 2008 and have the following additional comment. We have asked you to provide us with supplemental information. After reviewing this information, we may or may not raise additional comments.

Form 10-QSB for the quarter ended June 30, 2007

Note 2 Acquisition of ALL Energy Company

1. We note your response to our prior comment related to the ownership interests of the Company and ALL Energy Company (AEC) and your accounting and presentation of the April 2007 transaction which indicates that you have determined that the April 2007 transaction should have been shown as though the transfer had taken place at the beginning of the 2007 reporting period. Please tell us when you will file your restated Forms 10-QSBs for the periods ended June 30, 2007, and September 30, 2007. Also please be advised that if you conclude that your prior filings should not be relied upon due to an error, you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion. We remind you that your restated Form 10-QSB should appropriately address the following:

   - full compliance with paragraphs 25-26 of SFAS 154;

- fully update all affected portions of the document, including MD&A;

- updated Item 3. disclosures should include the following:

  o a discussion of the restatement and the facts and circumstances surrounding it,

  o how the restatement impacted the CEO's and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

  o changes to internal controls over financial reporting, and

  o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308(c) of Regulation S-B.

- updated certifications.

Also, we note that you have filed a Form S-8 in October 2007 and a sale of securities under Regulation D in January 2008. Please note that you must file restated financial statements prior to issuing securities under registration statements.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jenn Do at (202) 551-3743, Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding this comment.

Sincerely,

Terence O'Brien
Branch Chief